UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Red Lion Hotels Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

756764106
(CUSIP Number)

June 30, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alta Fundamental Advisers LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. New York, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 3,560,700 shares
6 Shared Voting Power 0 shares
7 Sole Dispositive Power 3,560,700 shares
8 Shared Dispositive Power 0 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,560,700 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 14.05%
12	Type of Reporting Person (See Instructions) IA

Item 1.

(a)	Name of Issuer
Red Lion Hotels Corporation
(b)	Address of Issuer’s Principal Executive Offices
1550 Market St #350 Denver, CO 80202

Item 2.

(a)	Name of Person Filing
Alta Fundamental Advisers LLC (“Alta Advisers”)
(b)	Address of Principal Business Office or, if none, Residence

777 Third Avenue, 19th Floor New York, NY 10017
(c)	Citizenship

Alta Advisers: New York, United States of America
(d)	Title of Class of Securities

Common Stock, $0.01 par value per share
(e)	CUSIP Number

756764106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

The information required by this item with respect to the Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentage reported is based on 25,341,649 outstanding shares of Common Stock, as reported by the Issuer in its Form 10-Q filed May 8, 2020.

Funds and clients advised by Alta Advisers directly hold 3,560,700 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The funds and clients advised by Alta Advisers have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock. One client, Blackwell Partners LLC–Series A, has interests with respect to more than five percent of the shares of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

July 10, 2020

ALTA FUNDMENTAL ADVISERS LLC

By:	/s/ Gilbert Li
Gilbert Li Managing Partner